Via Facsimile and U.S. Mail
Mail Stop 4720

December 22, 2009

Mr. Zhong Ya Li
Principal Financial Officer
GFR Pharmaceuticals, Inc.
99 Yan Xiang Road, Biosep Building
Xi An, Shaan Xi Province
P.R. China 710054

Re: **GFR Pharmaceuticals, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2009
File No. 0-27959

Dear Mr. Li:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 13

1. You disclose that "management concluded that our internal control over financial reporting was effective as of December 31, 2008…" In the ensuing paragraph you also disclose that "management has reviewed its internal controls and had determined that the internal controls were not sufficient to prepare the financial

statements in accordance with GAAP…" Please revise your disclosure to address this inconsistency. In addition, please address the following:

- Your disclosures in subsequent Form 10-Q filings for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 appear to indicate that a change in ICFR may have occurred as the same disclosure presented here with regards to your internal controls not being sufficient to prepare the financial statements in accordance with GAAP is not presented in those quarterly filings. However, you have concluded that there were no changes in ICFR during those periods. Please revise your disclosure in the related quarterly period in which the change occurred or advise.

  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8760, available on our website at: http://www.sec.gov/rules/final/33-8760.htm>.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please revise to include a typed signature of your accounting firm. Refer to Rule 302 of Regulation S-T.

Exhibits 31.1 and 31.2

3. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 in its entirety and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K referring to your internal control over financial reporting.

* * *

As appropriate, please amend your Form 10-K for the year ended December 31, 2008 and subsequent Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant